Mail Stop 4561

December 23, 2008

Marc E. Chardon, President and CEO
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

> **Re:** **Blackbaud, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 29, 2008**
> **File No. 000-50600**
>
> **Current report on Form 8-K/A**
> **Filed November 25, 2008**

Dear Mr. Chardon:

We have reviewed the above-referenced filings and have the following comment. The comment below is in addition to two comments issued orally to your counsel on December 10, 2008. Where indicated below and as directed to counsel previously, we think you should revise your document in response to these comments.

Form 8-K/A filed on November 25, 2008

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of the business acquired

1. Your response to comment 7 from our letter dated October 28, 2008 stated that you filed a Form 8-K/A on November 25, 2008 to provide the pages from the Kintera annual report on Form 10-K that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008. We note that our comment specifically referenced the historical financials of Kintera for the fiscal years ended December 31, 2007 and 2006; however, our last sentence concludes by asking you to provide the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008. In the Form 8-K, under Item 9.01(a) you incorporated by reference both the two most recent fiscal year end historical financials, from Kintera's annual report on Form 10-K for the Fiscal Year Ended December 31, 2007, and also the most recent interim period financials, from Kintera's quarterly report on Form 10-Q for the Fiscal Period Ended March 31, 2008. However, in the Form 8-K/A filed on November 25, 2008 only the pages of the fiscal year end financials incorporated from

Kintera's Form 10-K are attached. Please provide all of the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

* * * *

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director